Exhibit 7.4

September 19, 2022

The Board of Directors

O2Micro International Limited
Grand Pavilion Commercial Centre
West Bay Road, P.O. Box 32331 SMB
George Town, Grand Cayman

Dear Members of the Board of Directors:

Reference is made to the preliminary non-binding proposal dated March 14, 2022 from FNOF PRECIOUS HONOUR LIMITED (together with its affiliated investment entities, “Forebright”), as amended and updated by the updated preliminary non-binding proposal dated May 20, 2022 (the “Original Proposal,” as amended and updated by this letter and as may be further amended from time to time, the “Proposal”) from Forebright, Mr. Sterling Du, the Chief Executive Officer and the Chairman of the Board of Directors of the Company, and Mr. Perry Kuo, the Chief Financial Officer and a director of the Company (collectively, the “Consortium,” “we” or “us”), pursuant to which the Consortium proposed to acquire all of the outstanding shares of O2Micro International Limited (the “Company”) (including shares represented by American depositary shares (the “ADSs”), each representing 50 shares of the Company) in a going private transaction (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Board of Directors of the Company and its advisors so far with respect to the Acquisition. We are submitting this revised non-binding proposal to reduce the proposed purchase price for the Acquisition from US$5.50 per ADS or US$0.11 per ordinary share in cash to US$4.90 per ADS or US$0.098 per ordinary share in cash.

Our decision to revise the proposed purchase price for the Acquisition is necessitated by the deteriorating market conditions facing the Company, including:

(a)	the Company’s weaker financial and operational performance. The Company’s revenue for the second quarter of 2022 decreased 15.8%, to US$22.1 million, from US$26.2 million in the same quarter of 2021, and the Company’s GAAP net income for the second quarter of 2022 decreased 82.4%, to US$555,000, from US$3.2 million in the same quarter of 2021. The Company expects the third quarter 2022 revenue to be even lower than the second quarter, in the range of $17.0 million to $19.0 million;

(b)	the general economic slowdown globally and the challenges in the macroeconomic environment;

(c)	the adverse impact of measures implemented by the Chinese government to control the spread of COVID-19, including travel restrictions, quarantines, and temporary shutdowns of businesses, on China’s economy as well as the Company’s business, financial condition and results of operation; and

(d)	the significant volatility in the global financial markets recently, including tightening of liquidity in credit markets.

Should you have any questions regarding the Proposal or the revised purchase price, please do not hesitate to contact us.

Yours sincerely,

FNOF PRECIOUS HONOUR LIMITED

/s/ Kiril IP
Name: Kiril IP Title: Authorized Signatory
/s/ Sterling Du
Sterling Du
/s/ Perry Kuo
Perry Kuo

[Signature Page to the Proposal]